Exhibit 12

THE WESTERN UNION COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)
(in millions)

	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$347.5	$341.7	$941.8	$968.2	$926.9
Fixed charges	161.4	157.1	175.6	182.7	198.8
Other adjustments	(5.2)	2.7	(6.9)	(3.2)	(0.7)
Total earnings (a)	$503.7	$501.5	$1,110.5	$1,147.7	$1,125.0
Fixed charges:
Interest expense	$142.1	$152.5	$167.9	$176.6	$195.6
Other adjustments	19.3	4.6	7.7	6.1	3.2
Total fixed charges (b)	$161.4	$157.1	$175.6	$182.7	$198.8
Ratio of earnings to fixed charges (a/b)	3.1	3.2	6.3	6.3	5.7

For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges included in the determination of income before income taxes and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense, and an estimated interest portion of rental expenses and income tax contingencies, which are included as a component of income tax expense.